Pan American Lithium Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the fiscal year ended February 29, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated audited financial statements and notes thereto for the financial year ended February 29, 2012 of Pan American Lithium Corp (the “Company”). Such consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

DATE

This MD&A is prepared as of June 28, 2012.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this report are forward-looking statements, which reflect the Company’s management’s expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities including statements related to the development of existing and future property interests, availability of financing and projected costs and expenses. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date of this report. These assumptions, which include management’s current expectations, estimates and assumptions about current mineral property interests, the global economic environment, the market price and demand for lithium and other minerals and the Company’s ability to manage the Company’s property interests and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including: ((1) a downturn in general economic conditions, (2) a decreased demand or price of lithium and other minerals, (3) the inability to obtain equipment, materials, supplies or workforce, or other factors resulting in delays in the exploration or development of projects with respect to the Company’s property interests, (4) inability to locate and acquire additional property interests, (5) the uncertainty of government regulation and politics in North America and Chile regarding mining and mineral exploration, (6) the inability to obtain licenses, permits and governmental approvals necessary for exploration, or properties or the construction and operation of mining facilities, (7) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal or regulatory proceedings and challenges, (8) uncertainties associated with negotiations, (9) assets of the Company may be nationalized, (10) the Company may be subject to increased taxation by foreign governments, and (11) other factors beyond the Company’s control. This forward-looking information also reflects management’s current views and is based on certain assumptions. These assumptions, which include, management’s current expectations, estimates and assumptions about certain projects and the markets in which the Company operates, the global economic environment, interest rates, exchange rates, and the Company’s business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations employees and operating costs, may prove to be incorrect.

Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors” below.

DESCRIPTION OF BUSINESS

The Company was incorporated under the laws of the Province of British Columbia on September 18, 2006 under the name Etna Resources Inc. On January 20, 2010, the Company effected a name change to Pan American Lithium Corp. The Company is a mineral exploration company engaged in the business of acquiring, exploring and evaluating lithium properties in Latin America. The Company is currently listed for trading on the TSX Venture Exchange (the “Exchange”) under the symbol “PL” and has registered its common shares under Section 12(g) of the United States Securities Exchange Act of 1934 by filing a Form 8-A on January 26, 2011 with the United States Securities and Exchange Commission. These shares trade on the Over the Counter Bulletin Board under the symbol “PALTF.”

The Company currently has interests in lithium and potassium exploration property areas in Chile. Its Chilean holdings consist of interests in eleven lithium/potassium brine salars in Atacama Region III, Chile. The Company has not yet determined whether its property interests contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the resource at such property and upon future profitable production or proceeds from the disposition thereof.

CHILEAN SALARS – ATACAMA REGION III, CHILE

On December 4, 2009, the Company acquired 99% of South American Lithium Company S.A. Cerrada (“Salico”) which, in turn, holds interests in a total of nine lithium/potassium salars in Chile as set out in the table below. The Company acquired Salico in connection with the closing of an Amended and Restated Securities Exchange Agreement dated September 18, 2009, as further amended on November 25, 2009 (the “Amended Share Exchange Agreement”). The portfolio of rights in the nine salars includes surface brine lakes or surface flow at Laguna Verde, Laguna Brava and Rio Salado/Pedernales, and six additional lithium/potassium brine projects, all located in the mineral-rich Atacama Region III.

On June 14, 2010, the Company filed a National Instrument 43-101 Standards of Disclosure for Mineral Projects compliant technical report for an inferred resource estimate for each of its Laguna Verde and Laguna Brava properties. The inferred resource estimate at Laguna Verde surface lake was computed at an average grade of 212.40 mg/litre to be 512,960 tons of lithium carbonate equivalent, and at an average potassium grade of 4,881 mg/litre computed to be 4,223,134 tons of potassium chloride equivalent. The inferred resource estimate at Laguna Brava surface lake was computed at an average grade of 310 mg/litre to be 13,580 tons of lithium carbonate equivalent, and at an average potassium grade of 3,356 mg/litre computed to be 46,623 tons of potassium chloride equivalent. For more information, see the technical reports filed on SEDAR on June 14, 2010.

The rights in these nine salars initially covered a cumulative area in excess of 13,000 hectares, all accessible via serviceable roads. It is believed that the salars collectively carry the potential to host lithium and potassium in three distinct brine types: surface water, shallow and deep brines. The following table summarizes the area of the nine salars and the interest in the properties held by Salico.

NAME OF SALAR	HECTARES ACQUIRED	PROPERTY RIGHTS HELD BY SALICO
Lagunas Jilgueros	1,100	100% of concessions
Laguna Brava	4,400	100% of concessions
Salar Ignorado	600	100% of concessions
Salar de Wheel Wright	1,200	100% of concessions
Laguna Escondida	900	100% of concessions
Rio de la Sal/Pedernales	900	100% of concessions
Laguna Verde	3,400	100% of concessions
La Laguna	400	100% of concessions
Salar Piedra Parada	3,600(1)	Contractual rights to exploit lithium, light metals and commercial salts(1)

(1)

Salico has been granted contractual rights from a private Chilean company to extract and exploit lithium, light metals and commercial salts with respect to Salar Piedra Parada; the private company has since conveyed its remaining rights to Zoro Mining Corp. (“Zoro”) a publicly-traded company with one officer currently in common with the Company. Zoro now owns senior mineral concessions at Piedra Parada on over 2,100 hectares, and has overstaked concessions on 1,500 additional hectares at Piedra Parada which are subject to the senior rights of a third party.

Pursuant to the terms of the Amended and Restated Securities Exchange Agreement, and at the closing thereof, the Company purchased 99% of the interests of Salico from the owners in consideration for the Company issuing 10,494,000 common shares to such holders at a deemed value of $3,148,200. Acquisition costs also included $184,000 which is the deemed value of 613,333 finders shares issued. The Company also agreed to pay US$50,000 to the former holder of the property interests on signing to cover costs incurred in connection with the formation and organization of Salico and a monthly fee of US$25,000 to compensate general and administrative costs of the former holder from the execution date to the closing date. The closing of the agreement occurred on December 4, 2009.

In connection with the closing of the acquisition, Salico granted a 2% net smelter return royalty to the vendor on future production from eight salars, and a 2% net smelter return royalty to another vendor on one salar, payable following commencement of commercial production to a maximum of US$6 million on a per salar basis. Prior to commencement of commercial production at any salar, Salico may re-purchase one-half of each net smelter return royalty for US$2 million on a per salar basis. At the Piedra Parada salar, where Salico obtained contractual rights to exploit lithium and light metals, Salico granted a 2% net smelter return royalty to the owner on the proceeds from the sale of lithium and light metals to a maximum of US$6 million. Salico is obligated to pay the owner a payment of US$2,000 per month as a lease and rental remittance fee to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status. Subsequent and subject to the agreement with Salico, the owner of the Piedra Parada mineral concessions conveyed such concessions and the right to receive the maintenance payment described herein, to Zoro.

Acquisition of Additional Property Interests

On May 3, 2012, the Company entered into a joint venture agreement with Gareste for the Salar de Maricunga project which consists of 1220 hectares of mineral rights, and water rights applications. This agreement contemplates that Pan American will perform certain tasks, issue common shares to Gareste, and pay certain cash amounts to Gareste in order to obtain up to 80% of the project. These amounts are set out in the following table:

MILESTONE	CASH PAYMENT	SHARES	INCREMENTAL % INTEREST EARNED
Regulatory approval of Agreement		200,000
One year from execution of Agreement	US$100,000	100,000
Two years from execution of Agreement	US$100,000	100,000
Three years from execution of Agreement	US$100,000	100,000

MILESTONE	CASH PAYMENT	SHARES	INCREMENTAL % INTEREST EARNED
Delivery of scoping study		100,000	10
Delivery of pre-feasibility study (”PFS”)		100,000	20
180 days after Delivery of PFS	US$ 100,000
Delivery of bankable feasibility study (“BFS”)		300,000	40
180 days after Delivery of BFS	US$ 100,000
Receipt of actual funds from project debt financing to build production facility based on BFS	US$1 million	1,000,000	10
TOTALS	US$1.5 million	2 million	80

The Company can earn a 70% interest in Maricunga by delivering the three studies, paying the first four cash payments and issuing the Share as set out in the preceding tables. The Company has the right to terminate the earn-in at any time at its sole discretion. The Company can earn a further 10% in the Maricunga project by providing financing for the debt portion of the capital to build the project, and an additional 10% of the project by providing Gareste with a full carry through production. Gareste also was granted a 2% NSR royalty capped at US$6 million, one-half of which can be repurchased by the Company for US$2 million prior to commercial production. All common shares issued to Gareste will be subject to a hold period in accordance with applicable securities laws.

On May 3, 2012, the Company entered into a definitive agreement with Sociedad Gareste, Limitada (“Gareste”) for the acquisition of 16 additional exploration concessions totaling 4,200 hectares, plus water rights applications at the Pedernales salar owned by Gareste. In connection with the entry into of the definitive agreement, the Company issued 2 million common shares to Gareste and granted a 2% NSR to Gareste, capped at US$6 million, one-half of which can be repurchased by Pan American for US$2 million prior to commercial production.

On February 14, 2011, the Company signed a binding letter of intent with Gareste to acquire interests in the Llanta project, contemplating that Pan American will perform certain tasks, issue common shares to Gareste, and pay certain cash amounts to Gareste in order to obtain up to 80% of the project. Effective December 21, 2011, the parties extended the closing dates for Llanta from December 31, 2011 to June 30, 2012 and all other terms remained unchanged. The closing date for the Llanta agreement has not been extended past June 30, 2012, and this agreement has lapsed.

Mineral Title Challenges and Issues

At the Laguna Verde, Salar de Ignorado and Salar de Piedra Parada properties several different third-parties have overstaked some of the mineral exploration concessions of the Company. This is normal business practice in the country of Chile. Salico has customarily renewed its exploration concession titles on a bi-yearly basis when no such overstaking exists, prior to the expiration of such concessions. In the cases where third-parties have tried to locate mineral concessions over those of Salico, the Company has been constrained to convert its exploration titles into “mensuras” or exploitation titles, which, if yearly fees are paid, maintains the titles against all third-party interference.

A third-party at Laguna Verde in August of 2011 overstaked and filed multiple applications for exploration claims, and full mensura/exploitation concessions, in an attempt to displace and void all of the exploration titles of Salico at this property. Salico duly and timely filed contests to these applications, and the matters are now proceeding in a court of competent jurisdiction. Counsel for the Company believes that the claims of the third-party are without merit, and that Salico will prevail ultimately in these contests.

OPTION TO ACQUIRE ESCONDIDAS – MEXICO

On December 18, 2009, we entered into a Share Option Agreement (the “Option Agreement”) with Escondidas Internacional S.A. de C.V., a privately-held Mexican corporation (“Escondidas”) and the shareholders of Escondidas. Following the entry into the option agreement, the shareholders granted an option to us to acquire 76% of the issued and outstanding shares of Escondidas. The primary asset of Escondidas is a joint venture and development agreement with CPI Internacional S.A. de C.V., a privately-held Mexican corporation (“CPI”), whereby CPI and Escondidas agreed to jointly process lithium and precious metals in the Cierro Prieto geothermal brine concessions that are owned by CPI and located in Baja California, Mexico, roughly 30 km south of the city of Mexicali.

Effective March 29, 2010, the parties extended the termination date of the Option Agreement to June 30, 2010. On June 30, 2010 the parties extended the termination date of the Option Agreement to October 31, 2010 and substantially changed the terms of the agreement to those reflected above. On October 28, 2010 we extended the termination date of the Option Agreement to April 30, 2011 and all other terms remained unchanged. On April 30, 2011, the Company extended the termination date of the Option Agreement to October 31, 2011 and reduced the amount payable monthly to US$1,000. On October 31, 2011, we extended the termination date of the Option Agreement to April 30, 2012. The closing date for the Option Agreement has not been extended past April 30, 2012, and the Escondidas option has lapsed.

OVERALL PERFORMANCE

The Company was incorporated on September 18, 2006 and completed its initial public offering in Canada on July 24, 2009. As an exploration stage company, the Company has not generated revenues to date from its properties and anticipates that the Company will continue to require equity financing to fund operations until such time as one or more of its properties are put into commercial production on a profitable basis. During the year ended February 28, 2011, the Company incurred total expenses of $2,628,049 and a net loss of $2,741,536 after other items. During the year ended February 28, 2010, the Company identified the lithium sector as a viable business opportunity to increase shareholder value. During the Company’s year ended February 28, 2011, it entered into an Amended Share Exchange Agreement as discussed above under the heading “Description of Business and Property — Chilean Salars – Atacama Region III”. As a result, it incurred increased costs in connection with the acquisition which closed on December 4, 2009. Total expenses plus other items and net loss during the year ended February 28, 2010 were $1,420,918, compared to $53,182 as at February 28, 2009. During the year ended February 28, 2010, the Company entered into a Termination Agreement with two individuals to terminate the Option Agreement dated May 28, 2007 and to release its option on the 17 mineral claims that comprise the Aspen Grove copper property plus three additional mineral claims located in British Columbia. Following execution of the Termination Agreement, the Company’s management wrote off the Aspen Grove assets which amounted to $393,689. The Company intends to concentrate its activities on the lithium sector and anticipate that expenses will materially increase during the foreseeable future as it carries out its exploration activities on its Chilean salars. During the year ended February 29, 2012, the Company incurred expenses of $1,494,737 primarily consisting of share based payments of $128,519, management fees of $523,084, investor communications of $440,579, stock transfer and filing fees of $47,975, travel expenses of $76,427, professional fees of $192,697, advertising and promotion expenses of $5,880, rent of $14,461 and office and miscellaneous fees of $62,195. Net loss for the year ended February 29, 2012 was $977,249.

On July 15, 2010, the Company announced that it had arranged a non-brokered private placement for the sale of up to 6,666,667 million units, at CDN$0.15 per unit, to raise up to CDN$1,000,000.05. Each unit consists of one common share and one non-transferrable common share purchase warrant, with each such warrant exercisable at CDN$0.25 for a period of two years from the date of closing. On September 30, 2010, the Company announced the closing of the first tranche of the private placement of 3,532,397 units at $0.15 a unit for total gross proceeds of $529,859. On October 4, 2010, the Company announced the closing of the second tranche of the private placement of 1,900,476 units for total gross proceeds of $285,071.

On November 16, 2010, the Company announced it had retained Pro Business Trust (“PBT”), a private, US-based trust, through a consulting agreement (the “Consulting Agreement”) under which PBT will assist the Company with a comprehensive exploration program at up to five of the Company’s brine projects in Atacama Region III in Chile. The Consulting Agreement was for an expected initial term of six months, and the parties have agreed to extend this period to accommodate the exploration program. PBT is carrying out an initial exploration program, not to exceed US$500,000, at lithium/potassium brine projects in which the Company owns interests. In consideration for these services to be performed under the Consulting Agreement, and upon the Company’s approval of the invoices submitted by PBT and further approval by the TSX Venture Exchange (the “TSXV”), the Company will deliver common shares to PBT, at a deemed price that is the closing price of the Company’s common shares on the TSXV on the day an invoice is approved, subject to the maximum discounted market price under the policies of the TSXV (the “Discounted Market Price”). Accordingly, the number of common shares delivered after approval of each invoice will be computed by dividing (a) the amount of each approved invoice by (b) the Discounted Market Price. The Company announced on June 14, 2011 that PBT is commencing an initial 300 meter drilling exploration program at the Llanta project. On October 11, 2011, the Company issued 350,082 common shares to PBT to satisfy US$41,631 of expenditure incurred under the Consulting Agreement at a price of $0.12 per common share. PBT is continuing the exploration program and the Company anticipates issuing PBT additional common shares in the future.

On January 24, 2011, the Company’s Registration Statement on Form F-1 was approved by the Securities and Exchange Commission for the resale of up to 3,338,400 common shares of the Company. Also on January 24, 2011, the Company filed a Registration Statement on Form 8-A12G, which registered the Company’s common shares under the Securities and Exchange Act of 1934 (the “1934 Act”). As such, the Company is subject to the reporting obligations of the 1934 Act as a foreign private issuer, as defined in Rule 3b-4 promulgated under the 1934 Act.

On May 2, 2011, the Company announced that, subject to TSXV approval, it has retained Level 3 Capital Management Inc. (“Level 3”) through a consulting agreement under which Level 3 will assist the Company as an advisor for corporate financing and strategic planning in addition to services related to project identification, negotiation, due diligence and acquisitions. In consideration for these services, the Company will pay $7,500 per month on a bi-monthly basis to Level 3, payable in common shares of the Company. The number of common shares to be issued to Level 3 is determined by dividing: (a) $15,000 (for each bi-monthly period); by (b) the closing price of the common shares on the last trading day of each bi-monthly period, applying the maximum discount allowable under TSXV policies. The Company had issued a total of 1,000,000 shares for services performed under this agreement and terminated the consulting agreement on March 26, 2012.

On June 16, 2011, the Company completed a non-brokered private placement of 4,076,667 at $0.15 per unit for total gross proceeds of $611,500. Each unit consists of one common share and one common share purchase warrant, entitling the purchaser to acquire one additional common share at an exercise price of $0.25 per common share until June 16, 2013. In connection with the offering, the Company paid a cash finder’s fee of $40,150 and issued 267,666 warrants, which each warrant entitles the finder to acquire one additional common share at an exercise price of $0.25 per common share until June 16, 2013.

On June 23, 2011, the Company announced that it selected CEOcast, Inc. (“CEOcast”) to lead its investor relations program. In this role, CEOcast assisted the Company in increasing exposure to the investment community, including individual investors, brokers and micro-cap institutional investors. Pursuant to the terms of the agreement dated June 21, 2011 the Company agreed to retain the services of CEOcast for a period of twelve months that commenced June 21, 2011. The Company has the right to terminate the agreement on its six month anniversary. In consideration for the services, the Company agreed to pay CEOcast a monthly cash fee of US$10,000, with US$20,000 being payable on the signing of the agreement (for the first and last month payments) and subsequent US$10,000 payments being due on the twentieth day of each remaining month for the term of the agreement. On December 19, 2011, the Company terminated the CEOcast agreement effective January 19, 2012.

On September 15, 2011, the Company closed a private placement with POSCO Canada, Ltd. (“POSCAN”). The Company issued 10,522,090 common shares to POSCAN at a price of CDN$0.136 per common share, resulting in gross proceeds to the Company of $1,431,004. Following the closing, POSCAN held 19.87% of the issued and outstanding common shares.

The Company granted POSCAN a right until expiry on December 31, 2012 to construct a production or R&D facility, at POSCAN’s expense, for the extraction of lithium or other minerals from brines at one of the Company's Chilean brine properties, on terms to be mutually agreed upon. If POSCAN elects not to exercise the right by this date, POSCAN’s pre-approval rights on certain corporate actions discussed below will terminate and the Company will not be required to nominate a POSCAN nominee to the Company’s board at future annual general meetings.

In connection with the closing, the Company increased the size of its board to four directors and appointed Mr. Hyundae Kim as a director as a nominee of POSCAN. Mr. Kim’s appointment, including his Personal Information Form, is currently being reviewed by the TSXV. The Company has agreed to nominate the POSCAN nominee to its board at annual general meetings so long as POSCAN owns no less than 10% of the Company’s issued and outstanding common shares and so long as POSCAN exercises its right to build the pilot plant on or prior to December 31, 2012, as discussed above. During the period in which the nominee is appointed to the Company’s board, the Company will not be permitted to carry out certain corporate actions without the prior approval of the nominee, including certain corporate reorganizations, a sale of all assets, a change of business, the alteration of the Company’s constating documents (with the exception of the creation of a class or series of preferred shares) and the Company incurring debt that exceeds $1 million (except non-recourse project financing, the issuance of convertible debt or preferred securities, or debt owed to trade creditors or to officers, directors and consultants for unpaid salaries and expenses).

The Company also granted POSCAN a pre-emptive right to purchase a pro rata share of any new securities offered by the Company for such period of time that POSCAN owns no less than 10% of the Company’s issued and outstanding common shares. Under such circumstances, POSCAN is entitled to participate in such new offerings to maintain its percentage of common shares. Certain issuances are exempted from the pre-emptive right such as securities issued to insiders, consultants and employees for compensation purposes, the issuance of common shares on the exercise of securities outstanding on the closing date of the financing, the issuance of securities for the settlement of certain debts, the issuance of securities to brokers, agents and finders in connection with any financings and the issuances of securities in connection with business combinations.

On September 23, 2011, the Company amended its Notice of Articles to authorize a class of preferred shares without par value. Following the amendment, the Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by the directors of the Company.

On November 10, 2011, the Company engaged Zone Capital Partners, LLC (“Zone Capital”) to provide financial consulting services in exchange for compensation of $5,000 per month and issuance of 300,000 3-year warrants subject to TSXV approval. On February 22, 2012, the Company amended the agreement to remove the warrants to be issued and increase the monthly fee from $5,000 per month to $10,000 payable in shares and increase the term form six months to twelve months effective November 10, 2011. The number of Shares to be delivered to Zone Capital from time to time shall be computed by dividing: (a) $20,000 (for each bi-monthly period); by (b) the closing price of the Shares on the Exchange on the last trading day of each bi-monthly period. subject to TSXV approval. As of June 28, 2012 the Company has not issued shares under this agreement. As at February 29, 2012. the Company included $40,000 in accrued liability for the issuance of shares.

On January 16, 2012, the Company closed a private placement with Andrew Brodkey, the Company’s President, Chief Executive Officer and Director. The Company issued 1,000,000 common shares to Mr. Brodkey at a price of CDN$0.06 per common share, resulting in gross proceeds to the Company of $60,000.

The Company believes that the proceeds from the Company’s recent private placement when combined with the current treasury will not be sufficient for the next 12 calendar months of operations. The Company accordingly believes that additional fundraising activities are necessary in order to cover the costs of the next year of operations.

Subsequent to the year ended February 29, 2012, the Company announced that the closing date of the share option agreement dated December 18, 2009 with Escondidas Internacional S.A. de C.V. had lapsed and the parties have not signed an agreement to extend the closing date. As a result, the Company has written off all capitalized property costs as of February 29, 2012 and taken an Impairment of Mineral Property charge of $418,873.

SELECTED ANNUAL INFORMATION

The following information sets out the Company’s audited selected annual information for the years ended February 29, 2012, February 28, 2011 and 2010:

	Year Ended February 29, 2012	Year Ended February 28, 2011	Year Ended February 28, 2010
	($)	($)	($)
Revenue	Nil	Nil	Nil
Expenses	1,494,737	2,628,049	1,002,560
Net Loss	977,249	2,741,536	1,420,918
Basic and Diluted Loss Per Share	0.021	0.079	0.11

	As at February 29, 2012	As at February 28, 2011	As at February 28, 2010
	($)	($)	($)
Mineral Properties	4,636,325	4,441,553	3,989,952
Total Assets	5,274,159	4,675,795	5,706,053
Long-Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

As a mineral exploration company, the Company has not generated any revenues to date from its properties. During the year ended February 28, 2010, expenses totalled $1,002,560 which reflects the Company’s increased activities as it focussed on support for the exploration of its Chilean lithium interests. During the year ended February 28, 2011, expenses totalled $2,628,049 which reflects the Company’s increased activities as it focussed on support for the exploration of its Chilean lithium interests. During the year ended February 29, 2012, expenses totalled $1,494,737. Expenses during the year ended February 28, 2010 were largely comprised of management fees of $234,489, investor communications of $216,085, stock based compensation of $275,250 and professional fees of $130,737. Expenses during the year ended February 28, 2011 were largely comprised of management fees of $941,697, investor communications of $599,172, share based payments of $685,315 and professional fees of $209,375. Expenses during the year ended February 29, 2012 were largely comprised of management fees of $523,084, investor communications of $440,579, share based payment of $128,519 and professional fees of $192,697. The decreases in its expenses reflected fewer options vesting and less availability of funds. Management anticipates that expenses will increase as the Company proceeds with the development of its exploration stage properties. See the discussion under the headings “Liquidity” and “Capital Resources” for more information.

RESULTS OF OPERATIONS

Year ended February 29, 2012

During the year ended February 29, 2012, the Company incurred expenses of $1,494,737, primarily consisting of management fees of $523,084, investor communications of $440,579, share based payments of $128,519 and professional fees of $192,697. Net loss for the year ended February 29, 2012 was $977,249 consisting of net loss before other items of $1,622,512 and other items of $645,263. During the year ended February 28, 2011, the Company incurred expenses of $2,628,049, primarily consisting of management fees of $941,697, investor communications of $599,172, share based payments of $685,315 and professional fees of $209,375. Net loss for the year ended February 28, 2011 was $2,741,536 consisting of net loss before other items of $2,628,049 and other items of ($113,487). Share based payments during the year ended February 29, 2012 decreased over the same period the prior year due to fewer options vesting. Advertising and promotion expenses decreased due to fewer media placements. Investor communications expenses decreased due to fewer consultants hired. Management fees decreased due to fewer consultants hired. Stock transfer and filing fees expenses increased due to expenses related to stock transactions. Travel expenses increased due to increased support of South American operations.

Following the disposition of its Aspen Grove Property and additional mineral claims located in British Columbia, Canada, the Company holds property interests in Chile as described under the heading “Description of Business”. On June 10, 2010, the Company entered into a Termination Agreement with two individuals to terminate the Option Agreement dated May 28, 2007 and to release its option on the 17 mineral claims that comprise the Aspen Grove copper property. As the Company is focussed on the exploration and development of properties containing lithium and light metals, the Company decided to release its option on the Aspen Grove property and transfer all interest in such property back to the original optionors. Following the agreement, the Company wrote off $393,689 with respect to the Aspen Grove Property.

SUMMARY OF QUARTERLY RESULTS

The following table provides quarterly financial information for the prior eight quarters:

Description	Three Months Ended February 29, 2012	Three Months Ended November 30, 2011	Three Months Ended August 31, 2011	Three Months Ended May 31, 2011	Three Months Ended February 28, 2011	Three Months Ended November 30, 2010	Three Months Ended August 31, 2010	Three Months Ended May 31, 2010
	($)	($)	($)	($)	($)	($)	($)	($)
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss before other items	206,470	565,530	392,905	329,832	831,193	530,452	546,334	720,070
Net loss(income)	(97,690)	445,291	390,977	238,671	906,307	545,343	548,236	741,650
Comprehensive Loss	47,060	256,449	345,582	264,401	1,244,856	545,343	548,236	741,650
Basic and fully-diluted loss(income) per share	(0.003)	0.009	0.009	0.006	0.026	0.015	0.017	0.023

During the three months ended May 31, 2010, expenses were $720,070 as the Company continued to focus on increased development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $132,941, management fees were $147,908, share based payments increased to $305,122, professional fees were $62,482, and advertising was $33,433. During the three months ended August 31, 2010, expenses were $546,334 as the Company continued to focus on increased development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $114,781, management fees were $181,057, share based payments expense was $169,058, professional fees were $46,237, and travel expenses were $20,402. During the three months ended November 30, 2010, expenses were $530,452 as the Company continued to focus on continued development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $146,451, management fees were $153,929, share based payments expense was $134,197, and professional fees were $53,374. During the three months ended February 28, 2011, expenses were $831,193 as the Company continued to focus on continued development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $204,999, management fees were $458,803, share based payments expense was $76,938, and professional fees were $47,282. During the three months ended May 31, 2011, the Company incurred expenses of $329,832 primarily consisting of management fees of $142,992, investor communications of $70,395, share based payment of $45,810 and professional fees of $34,898. Expenses decreased during the three months ended May 31, 2011 due to management’s efforts to reduce costs. During the three months ended August 31, 2011, the Company incurred expenses of $392,905 primarily consisting of share based payments of $4,455, management fees of $138,029, investor communications of $103,961, office and miscellaneous expenses of $14,806, professional fees of $69,747, stock transfer and filing fees of $27,186 and travel expenses of $30,056. Expenses increased during the three months ended August 31, 2011 due primarily to increased professional fees on higher legal costs. During the three months ended November 30, 2011, the Company incurred expenses of $565,530 primarily consisting of share based payments of $178,058, management fees of $135,188, investor communications of $154,980, office and miscellaneous expenses of $12,286, professional fees of $55,108, stock transfer and filing fees of $3,583 and travel expenses of $21,452. Expenses decreased during the three months ended November 30, 2011 due primarily to share based payments on new stock option issuances. During the three months ended February 29, 2012, the Company incurred expenses of $334,245 primarily consisting of share based payments of $27,971, management fees of $106,875, investor communications of $111,243, office expenses of $25,223, professional fees of $32,944, stock transfer and filing fees of $7,877 and travel expenses of $14,096. Expenses decreased during the three months ended February 29, 2012 due primarily to fewer options vesting and lower investor communications expense.

LIQUIDITY

The Company had cash of $537,722 at February 29, 2012 and $165,165 at February 28, 2011, and the Company had working capital of $285,016 at February 29, 2012 as compared to working capital deficit of $162,504 at February 28, 2011.

On June 16, 2011 the Company completed a non-brokered private placement of 4,076,667 units at $0.15 per unit for gross proceeds of $611,500. Each unit consists of one common share and one common share purchase warrant, entitling the purchaser to acquire one additional common share at an exercise price of $0.25 per common share until June 16, 2013. In connection with the offering, the Company paid a cash finder’s fee of $40,150, incurred share issuance cost of $6,144 and issued 267,666 warrants, which each warrant entitles the finder to acquire one additional common share at an exercise price of $0.25 per common share until June 16, 2013.

On September 15, 2011 the Company completed a non-brokered private placement with POSCAN of 10,522,090 common shares at the price of CDN$0.136 per common share, resulting in gross proceeds to the Company of $1,431,004. The Company also agreed that while POSCAN owns more than 10% of the Company’s issued and outstanding common shares, the Company will appoint a director nominated by POSCAN; the Company will require approval from the nominee for certain corporate actions; and POSCAN will have a pre-emptive right to purchase a pro rata share of any new securities offered by the Company.

On October 11, 2011 the Company entered into debt settlement agreements with Gareste Limitada, Pro Business Trust, and Boulder Design LLC to settle outstanding debt in the amount of CDN$200,365 (the “Debt”). The Debt was incurred by the Company under a Consulting and Professional Services Agreement with each of Pro Business Trust and Boulder Design LLC, and an Operator Agreement with Sociedad Gareste Limitada. Under the terms of the debt settlement agreements, the Company will satisfy the Debt with the issuance of 1,335,768 common shares of the Company at a deemed issuance price of $0.15 per common share. These shares for debt transactions are subject to the approval of the Exchange. As of June 27, 2012 the TSXV has not approved these transactions.

On October 11, 2011, the Company issued 350,082 common shares under the Consulting Agreement with PBT. PBT provided services and expenditures for a Chilean exploration program at several of the Company’s brine projects in the Atacama Region III. The Company satisfied US$41,631 of expenditure incurred under the Consulting Agreement through the issuance of common shares.

On January 16, 2012, the Company closed a private placement with Andrew Brodkey, the Company’s President, Chief Executive Officer and Director. The Company issued 1,000,000 common shares to Mr. Brodkey at a price of CDN$0.06 per common share, resulting in gross proceeds to the Company of $60,000.

The Company anticipates that it currently does not have sufficient capital in order to meet its requirements for the next twelve month period. These costs include the proposed scoping and feasibility studies at Laguna Verde, the proposed exploration program at several of its properties, general and administrative costs and costs associated with keeping the Chilean salars in good standing during the next twelve months. The Company plans to raise such funds primarily through the private placement or registered offering of its equity securities. Under such circumstances, there is no assurance that the Company will be able to obtain further funds required for the Company’s continued working capital requirements. Any issuance of the Company’s equity securities in the near future may result in substantial dilution to the Company’s existing shareholders.

Anticipated Cash Requirements

At Laguna Verde, subject to adequate funding, the Company is planning to engage a professional chemistry and engineering consulting firm to undertake scoping and pre-feasibility studies. Such studies are expected to take 12 months to complete and cost in the range of $1.5 to $2 million, of which the scoping study portion is expected to be around $200,000. The Company, pending adequate funding, anticipates hiring this consultant during calendar year 2012. Thereafter, the Company intends to commence a full feasibility study, permitting and preliminary engineering, which could cost in total upwards of $8 million. The Company announced on June 17, 2011 that it had entered into an agreement with the University of Nevada-Reno to conduct research on the concentration of lithium from brines provided by the Company from several of its lithium-potassium brine properties in Chile. This study, which is estimated to cost in the range of US$10,000, is effectively a pre-scoping exercise which should allow the Company to identify additional processing methodologies which can be incorporated into the full scoping study planned for Laguna Verde.

Subject to adequate funding, the Company is planning to undertake a conditional three stage exploration program at Laguna Brava. Stage 1 would include a bathymetry and geochemical program estimated to cost $150,000 which is anticipated to commence sometime during 2012 and last 3 months. Following successful results, Stage 2 would include a hydrologic program and metallurgy and evaporation test work to cost $176,500 which is anticipated to take 9 months. Following successful results, Stage 3 would include a drilling and aquifer evaluation to cost $455,000 which is anticipated to last an additional 6 months. Total cost for the three stages, including a 15% contingency, is approximately $900,000.

As to the other salar properties in Region III Chile, subject to adequate funding, the Company has designed and intends to implement exploration programs at Salar de Pedernales and Salar de Maricunga during 2012. The Company announced on June 14, 2011 that PBT is providing the funds for and is commencing an initial 300 meter drilling exploration program at the Llanta project. This program was expanded to provide for geophysical testing of the Llanta valley, and the completion of at least one potential production well in the Llanta aquifer. The first phase of this program was completed in December of 2011. Although the Company’s independent hydrologists recommended a Phase 2 program, the Company has elected not to pursue such activity at Llanta. Accordingly, as of June 30, 2012, the agreement between Gareste and the Company was not closed and has lapsed. The Company has no immediate plans for exploration or development for the upcoming fiscal year at any of the other properties not specifically mentioned. The Company intends to spend only necessary property holding costs for these other sites, in the approximate amount of $50,000 per year.

The Company is also evaluating the merits of converting its exploration concessions at each of the properties to full “mensura” or exploitation status, thereby avoiding third-party overstaking and challenges to mining titles. The estimated total cost of such conversions amounts to $600,000.

The Company estimates its minimum operating expenses, excluding any exploration expenses, for the next 12 month period to be as follows:

Expense	Estimated Amount
Advertising and promotion	12,000
Bank charges	5,000
Investor communications	180,000
Management fees	564,000
Office and miscellaneous	50,000
Professional fees	240,000
Rent	17,000
Transfer agent and filing fees	36,000
Travel	60,000
Total	$1,164,000

If the Company does not raise any additional funds, it will not have enough working capital to follow its projected costs for the next 12 month period.

The Company plans to raise its required funds primarily through the private placement of its equity securities. Under such circumstances, there is no assurance that it will be able to obtain further funds required for its continued working capital requirements. Any issuance of its equity securities in the near future may result in substantial dilution to its existing shareholders.

CAPITAL RESOURCES

The Company has capital commitments in connection with its Chilean properties. The Company indirectly holds interests in its Chilean lithium salars through its 99% owned subsidiary Salico. . The Company estimates that Salico is required to pay $80,000 during the next twelve months to keep the property interests in good standing. The Company is also required to pay to a third-party US$2,000 per month as a lease and rental remittance fee to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status.

Operating Activities

The Company used cash of $1,209,572 in operating activities during the year ended February 29, 2012 and used cash of $1,524,546 during the year ended February 28, 2011. This decrease is due lower management and investor communications expenditures.

Financing Activities

The Company received total cash of 2,034,013 in financing activities during the year ended February 29, 2012. During such time, the Company received cash of $2,102,504 from the issuance of shares, less $83,491 for share issuance costs and $15,000 from subscriptions received. The Company received total cash of $786,416 in financing activities during the year ended February 28, 2010. During such time, the Company received cash of $883,994 from the issuance of shares, less $97,578 for share issuance costs.

Investing Activities

The Company used cash of $430,298 in investing activities during the year ended February 29, 2012 due to deferred exploration expenses. The Company used cash of $691,522 in investing activities during the year ended February 28, 2011 due to the acquisition of mineral properties and deferred exploration expenditures

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

As of February 29, 2012 and February 28, 2011 the Company has identified its directors and certain senior officers as its key management personnel and the compensation costs for key management personnel and companies related to them were recorded at their exchange amounts as agreed upon by transacting parties and on terms and conditions similar to non-related parties.

The compensation costs for key management personnel for the year ended February 29, 2012 and February 28, 2011 are as follows:

	February 29,2012	February 28,2011
Salaries and benefits	$335,011	$343,468
Share-based payments	110,542	370,701
	445,553	$714,169

Other related party transactions are as follows:

a)

Management fees and rent of $32,061 and $14,461 (February 28, 2011 - $30,756 and $16,153) were incurred to a company in which a director and officer is general manager and a balance of $18,401 was owing to this party as at February 29, 2012 (February 28, 2011: $Nil).

b)	Deferred exploration costs of $23,543 (February 28, 2011 - $34,735) were incurred to a company with one director and two officers in common.

c)	As at February 29, 2011, an accrued liabilities include $183,747 for unissued stock options to the President and CEO of the Company.

d)	An officer and director of the Company purchased 1,000,000 shares of the Company’s common stock at $0.06 per share for gross proceeds of $60,000.

FOURTH QUARTER

During the three months ended February 29, 2012, the Company incurred expenses of $206,470, which primarily consisted of $111,243 of investor communications, $106,875 of management fees, $27,971 of share based payments and $32,944 of professional fees. Net income for the three months ended February 29, 2012 was $97,670 primarily due to the fair value adjustment on the warrant liability. During the three months ended February 28, 2011, the Company incurred expenses of $831,193, which primarily consisted of $204,999 of investor communications, $485,803 of management fees, $76,938 of stock based compensation and $47,282 of professional fees. Net loss for the three months ended February 28, 2011 was $906,307.

PROPOSED TRANSACTIONS

Other than set out herein, the Company does not have any undisclosed proposed transactions that the board of directors or senior management believes is probable and a decision has been made to proceed with the transaction.

TRANSITION TO IFRS

IFRS represents standards and interpretation approved by the IASB, and is comprised of IFRSs International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”). Effective March 1, 2011, the Company prepares its financial statements in accordance with IFRS. The comparative financial information of fiscal 2011 in the MD&A has also been restated to conform with IFRS. This MD&A should be read in conjunction with Note 12 “Adoption of IFRS” of the Company’s audited consolidation financial statements for the year ended February 29, 2012.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash, accounts payable, amounts due to a director and warrant liability. Management believes that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company believes the recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as set out in Note 10 to its annual financial statements for the year ended February 29, 2012.

The Company monitors its ability to meet its short-term exploration and administrative expenditures by raising additional funds through share issuance when required. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

FOREIGN EXCHANGE RISK

The Company bears significant foreign exchange risk as the majority of the cash is held in US dollars. As at February 29, 2012, with other variables unchanged, a 1% change in the value of the US Dollar against the Canadian Dollar would have an impact of $45,513 on the comprehensive loss.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

During the years ended February 29, 2012 and February 28, 2011, the Company incurred the following expenses on its properties in addition to the acquisition costs as described under the heading “Description of Business”:

Chilean Salars – Atacama Region III, Chile

	Year Ended February 29, 2012	Year Ended February 28, 2011
Capitalized exploration costs net of foreign exchange	$584,533	$324,665
Deferred acquisition costs	$Nil	$Nil

On December 4, 2009, the Company acquired 99% of Salico which, in turn, holds interests in a total of nine lithium salars in Chile as described under the heading “Description of Business”. The Company acquired Salico in connection with the closing of an Amended and Restated Securities Exchange Agreement dated October 18, 2009.

Option To Acquire Escondidas – Mexico

	Year Ended February 29, 2012	Year Ended February 28, 2011
Capitalized exploration costs net of foreign exchange	$29,112	$126,936
Deferred acquisition costs	$Nil	$Nil

On May 3, 2012 the Company announced that the closing date of the share option agreement dated December 18, 2009 has lapsed. As a result, the Company has written off all capitalized property costs as of February 29, 2012 and recorded an impairment loss of $418,873.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “PL”. The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at June 28, 2012, the Company had 57,749,783 common shares issued and outstanding.

Preference Shares

The Company filed a Notice of Alteration with the British Columbia Registrar of Companies to amend its Articles to authorize a class of preferred shares without par value. Following the amendment, the Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by the directors of the Company in accordance with the special rights and restrictions as set out in Part 28 of the Articles of the Company. As of June 28, 2012, none of the preferred shares have been issued.

Share Purchase Warrants

The Company had 10,306,773 share purchase warrants outstanding as of June 28, 2012 which had the following characteristics:

Number of Warrants	Exercise Price	Expiry Date
3,882,197	$0.25	September 29, 2012
2,080,243	$0.25	October 4, 2012
4,344,333	$0.25	June 16, 2013

Stock Options

The Company had 4,975,000 stock options outstanding as at June 28, 2012 which had the following characteristics:

Number of Options	Exercise Price	Expiry Date
300,000	$0.15	September 15, 2013
750,000	$0.50	January 15, 2015
351,200	$0.55	April 21, 2015
98,800	$0.55	April 21, 2020
200,000	$0.55	April 9, 2020
950,000	$0.30	May 26, 2020
2,125,000	$0.15	September 22, 2021
200,000	$0.07	April 1, 2022

RISKS

Much of the information included in this report includes or is based upon estimates, projections or other forward-looking statements. Such forward-looking statements include any projections or estimates made by the Company and its management in connection with the Company’s business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company’s current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. Except as required by law, the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. The Company cautions readers of this report that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. In evaluating the Company, its business and any investment in its business, readers should carefully consider the following factors:

Risks Relating to the Early Stage of the Company and its Ability to Raise Capital

The Company is at a very early stage and its success is subject to the substantial risks inherent in the establishment of a new business venture.

The implementation of the Company’s business strategy is in a very early stage and subject to all of the risks inherent in the establishment of a new business venture. Accordingly, its intended business and prospective operations may not prove to be successful in the near future, if at all. Any future success that the Company might enjoy will depend upon many factors, many of which are beyond the Company’s control, or which cannot be predicted at this time, and which could have a material adverse effect upon the Company’s financial condition, business prospects and operations and the value of an investment in the Company.

The Company has no operating history and its business plan is unproven and may not be successful.

Although the Company’s business formed in September 2006, it has no commercial operations. None of its projects have proven or provable reserves, are built, or are in production. The Company has not licensed or sold any mineral products commercially and do not have any definitive agreements to do so. The Company has not proven that its business model will allow it to generate a profit.

The Company has suffered operating losses since inception and it may not be able to achieve profitability.

The Company had an accumulated deficit of $4,868,788 as of February 29, 2012 and it expects to continue to incur significant exploration and development expenses in the foreseeable future related to the exploration, feasibility, development and commercialization of its projects. As a result, it will be sustaining substantial operating and net losses, and it is possible that it will never be able to sustain or develop the revenue levels necessary to attain profitability.

The Company may have difficulty raising additional capital, which could deprive it of necessary resources.

The Company expects to continue to devote significant capital resources to fund exploration and development of its properties. In order to support the initiatives envisioned in its business plan, it will need to raise additional funds through public or private debt or equity financing, collaborative relationships or other arrangements. Its ability to raise additional financing depends on many factors beyond its control, including the state of capital markets, the market price of its common stock and the development or prospects for development of competitive technology or competitive projects by others. Sufficient additional financing may not be available to it or may be available only on terms that would result in further dilution to the current owners of the Company’s common stock.

The Company expects to raise additional capital during 2012 but it does not have any firm commitments for funding. If it is unsuccessful in raising additional capital, or the terms of raising such capital are unacceptable, it may have to modify its business plan and/or significantly curtail its planned activities. If the Company is successful in raising additional capital through the issuance of additional equity, its investor’s interest will be diluted.

There are substantial doubts about the Company’s ability to continue as a going concern and if it is unable to continue its business, its shares may have little or no value.

The Company’s ability to become a profitable operating company is dependent upon its ability to generate revenues and/or obtain financing adequate to explore and develop its properties. Achieving a level of revenues adequate to support its cost structure has raised substantial doubts about its ability to continue as a going concern. The Company plans to attempt to raise additional equity capital by issuing shares and, if necessary, through one or more private placement or public offerings. However, the doubts raised relating to the Company’s ability to continue as a going concern may make its shares an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital.

Risks Related To The Company’s Business

Because of the unique difficulties and uncertainties inherent in mineral exploration ventures, the Company faces a high risk of business failure.

Potential investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration program that the Company intends to undertake on its properties and any additional properties that the Company may acquire. These potential problems include unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The expenditures to be made by the Company in the exploration of its properties may not result in the discovery of mineral deposits. Any expenditures that the Company may make in the exploration of any other mineral property that it may acquire may not result in the discovery of any commercially exploitable mineral deposits. Problems such as unusual or unexpected geological formations and other conditions are involved in all mineral exploration and often result in unsuccessful exploration efforts. If the results of the Company’s exploration do not reveal viable commercial mineralization, the Company may decide to abandon some or all of its property interests.

Because of the speculative nature of the exploration of mineral properties, there is no assurance that the Company’s exploration activities will result in the discovery of any quantities of mineral deposits on its current properties or any other additional properties the Company may acquire.

The Company intends to continue exploration on its current properties and the Company may or may not acquire additional interests in other mineral properties. The search for mineral deposits as a business is extremely risky. The Company can provide investors with no assurance that exploration on its current properties, or any other property that the Company may acquire, will establish that any commercially exploitable quantities of mineral deposits exist. Additional potential problems may prevent the Company from discovering any mineral deposits. These potential problems include unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If the Company is unable to establish the presence of mineral deposits on its properties, its ability to fund future exploration activities will be impeded, the Company will not be able to operate profitably and investors may lose all of their investment in the Company.

The potential profitability of mineral ventures depends in part upon factors beyond the control of the Company and even if the Company discovers and exploits mineral deposits, the Company may never become commercially viable and the Company may be forced to cease operations.

The commercial feasibility of an exploration program on a mineral property is dependent upon many factors beyond the Company’s control, including the existence and size of mineral deposits in the properties the Company explores, the proximity and capacity of processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental regulation. These factors cannot be accurately predicted and any one or a combination of these factors may result in the Company not receiving an adequate return on invested capital. These factors may have material and negative effects on the Company’s financial performance and its ability to continue operations.

Exploration and exploitation activities are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on the Company.

Exploration and exploitation activities are subject to federal, provincial, state and local laws, regulations and policies, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Exploration and exploitation activities are also subject to federal, provincial, state and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment.

Environmental and other legal standards imposed by federal, provincial, state or local authorities may be changed and any such changes may prevent the Company from conducting planned activities or may increase its costs of doing so, which would have material adverse effects on its business. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages that the Company may not be able to or elect not to insure against due to prohibitive premium costs and other reasons. Any laws, regulations or policies of any government body or regulatory agency may be changed, applied or interpreted in a manner which will alter and negatively affect the Company’s ability to carry on its business.

Title to mineral properties and related water rights is a complex process and the Company may suffer a material adverse effect in the event one or more of its property interests are determined to have title deficiencies.

Acquisition of title to mineral properties and related water rights is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has obtained a title opinion in respect to its Chilean salar property interests, the Company cannot give an assurance that title to such property will not be challenged or impugned. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. A successful claim that the Company does not have title to one or more of its properties or lack appropriate water rights could cause the Company to lose any rights to explore, develop and mine any minerals on that property, without compensation for its prior expenditures relating to such property.

One of the Company’s material properties is located in Chile, and any material change to the laws of Chile affecting mineral properties may have a material adverse effect on the Company.

Chile is a developing country. As with any developing country, the Company will be subject to certain risks which may result from changes in Chilean law and politics, including expropriation, currency fluctuation and possible political instability which may result in the impairment or loss of mineral concessions or other mineral rights. Changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Obtaining legal and accounting services in under-developed countries is difficult and may make implementation of proper controls difficult and assessment of the Company’s legal entitlements less certain. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Chile’s status as a developing country may make it more difficult for the Company to obtain any required exploration, development and production financing for its projects. The Company does not maintain political risk insurance.

Current global financial conditions may adversely affect the Company.

Market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital. These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain capital, or increase its cost of obtaining capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the common stock could be adversely affected. As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, the Company is subject to the risk of loss of its deposits with financial institutions that hold the Company’s cash.

Mineral concessions under Chilean law do not all automatically vest title to lithium.

Under Chilean mining law, for mining concessions granted post-1979, lithium and certain other metals are technically reserved to the state of Chile for the Chilean National Nuclear Commission. As a consequence, and since the Company’s current mineral concessions all post-date 1979, the Company must apply through the Ministry of Mines for a special operating permit that allows it to process and export lithium products, or rely on some other provision of the Chilean Mining Code to obtain the rights to produce lithium. A special operating permit is authorized and must be signed by the President of Chile. Although the Company is not aware of any current lithium project in Chile which upon application has not received this permit, the risk still remains that the application which may be submitted by the Company for this purpose could be rejected. The Chilean government announced in June of 2012 that a public auction would be held for the acquisition of lithium rights reserved to the state. In the event that the Company does not obtain lithium rights through this auction, or otherwise fails to secure a lithium operating permit, such failures could materially and adversely affect the ability of the Company to carry on its business.

Because the Company’s property interests may not contain mineral deposits and because it has never made a profit from its operations, the Company’s securities are highly speculative and investors may lose all of their investment in the Company.

The Company’s securities must be considered highly speculative, generally because of the nature of its business and its stage of operations. The Company currently has exploration stage property interests which may not contain mineral deposits. The Company may or may not acquire additional interests in other mineral properties but, except as stated herein, the Company does not have plans to acquire rights in any specific mineral properties as of the date of this report. Accordingly, the Company has not generated significant revenues nor has it realized a profit from its operations to date and there is little likelihood that the Company will generate any revenues or realize any profits in the short term. Any profitability in the future from the Company’s business will be dependent upon locating and exploiting mineral deposits on the Company’s current properties or mineral deposits on any additional properties that the Company may acquire. The likelihood that any mineral properties that the Company may acquire or have an interest in will contain commercially exploitable mineral deposits is extremely remote. The Company may never discover mineral deposits in respect to its current properties or any other area, or the Company may do so and still not be commercially successful if the Company is unable to exploit those mineral deposits profitably. The Company may not be able to operate profitably and may have to cease operations, the price of its securities may decline and investors may lose all of their investment in the Company.

If the Company establishes the existence of a mineral resource on any of its properties in a commercially exploitable quantity, it will require additional capital in order to develop the property into a producing mine. If it cannot raise this additional capital, it will not be able to exploit the resource, and its business could fail.

If the Company does discover mineral resources in commercially exploitable quantities on any of its properties, it will be required to expend substantial sums of money to explore and fully establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although the Company may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that the Company will be able to raise the funds required for development on a timely basis. If the Company cannot raise the necessary capital or complete the necessary facilities and infrastructure, its business may fail.

Mineral exploration and development is subject to extraordinary operating risks. The Company does not currently insure against these risks. In the event of a cave-in or similar occurrence, the Company’s liability may exceed its resources, which would have an adverse impact on the Company.

Mineral exploration, development and production involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company’s operations will be subject to all the geological, technical and operating hazards and risks inherent in the exploration for mineral resources and, if the Company discovers a mineral resource in commercially exploitable quantity, its operations could be subject to all of the hazards and risks inherent in the development and production of resources, including liability for pollution, cave-ins or similar hazards against which it cannot insure or against which it may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. The Company does not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material adverse impact on the Company.

As the Company faces intense competition in the mineral exploration and exploitation industry, the Company will have to compete with the Company’s competitors for financing and for qualified managerial and technical employees.

The Company’s competition includes large established mining companies with substantial capabilities and with greater financial and technical resources than the Company. As a result of this competition, the Company may have to compete for financing and be unable to acquire financing on terms it considers acceptable. The Company also competes with other mineral resource exploration companies for financing from a limited number of investors that are prepared to make investments in mineral resource exploration companies. The presence of competing mineral resource exploration companies may impact on its ability to raise additional capital in order to fund its exploration programs if investors are of the view that investments in competitors are more attractive based on the merit of the mineral properties under investigation and the price of the investment offered to investors. The Company also competes with other mineral resource exploration companies for available resources, including, but not limited to, qualified managerial and technical employees (such as professional geologists), camp staff, helicopter or float planes, mineral exploration supplies and drill rigs. If the Company is unable to successfully compete for financing or for qualified employees, its exploration programs may be slowed down or suspended, which may cause it to cease operations as a company.

The Company may be exposed to environmental and occupational safety risks.

The Company’s operations use metals and other materials that may be hazardous if not handled appropriately. Inappropriate procedures or defective equipment could result in environmental damage or health risks resulting in chronic health conditions or death. The Company could be exposed to litigation as a result of any environmental or occupational safety breaches.

The Company’s future is dependent upon its ability to obtain financing and if the Company does not obtain such financing, the Company may have to cease its exploration activities and investors could lose their entire investment.

There is no assurance that the Company will operate profitably or will generate positive cash flow in the future. The Company requires additional financing in order to proceed with the exploration and development of its properties. The Company will also require additional financing for the fees it must pay to maintain its status in relation to the rights to the Company’s properties and to pay the fees and expenses necessary to operate as a public company. The Company will also need more funds if the costs of the exploration of its mineral claims are greater than the Company has anticipated. The Company will require additional financing to sustain its business operations if it is not successful in earning revenues. The Company will also need further financing if it decides to obtain additional mineral properties. The Company currently does not have any arrangements for further financing and it may not be able to obtain financing when required. The Company’s future is dependent upon its ability to obtain financing. If the Company does not obtain such financing, its business could fail and investors could lose their entire investment.

The Company’s directors and officers are engaged in other business activities and accordingly may not devote sufficient time to the Company’s business affairs, which may affect its ability to conduct operations and generate revenues.

The Company’s directors and officers are involved in other business activities and serve as officers and directors of other mineral exploration companies. As a result of their other business endeavours, the directors and officers may not be able to devote sufficient time to the Company’s business affairs, which may negatively affect its ability to conduct its ongoing operations and its ability to generate revenues. In addition, the management of the Company may be periodically interrupted or delayed as a result of its officers’ other business interests.

Risks Relating to the Company’s Common Stock

There are a large number of unexercised share purchase warrants and stock options outstanding. If these are exercised, your interest in the Company will be diluted.

As of June 28, 2012, there were 57,749,783 shares of the Company’s common stock issued and outstanding. If all of the share purchase warrants and options that were issued and outstanding as of that date were to be exercised, including warrants and options that are not yet exercisable, the Company would be required to issue up to an additional 15,281,773 shares of the Company’s common stock, or approximately 27% of the Company’s issued and outstanding shares of common stock on June 28, 2012. This would substantially decrease the proportionate ownership and voting power of all other stockholders. This dilution could cause the price of the Company’s shares to decline and it could result in the creation of new control persons. In addition, the Company’s stockholders could suffer dilution in the net book value per share.

A decline in the price of the Company’s common stock could affect its ability to raise further working capital and adversely impact its ability to continue operations.

A prolonged decline in the price of the Company’s common stock could result in a reduction in the liquidity of its common stock and a reduction in its ability to raise capital. Because a significant portion of the Company’s operations have been and will be financed through the sale of equity securities, a decline in the price of its common stock could be especially detrimental to the Company’s liquidity and its operations. Such reductions may force the Company to reallocate funds from other planned uses and may have a significant negative effect on the Company’s business plan and operations, including its ability to develop new products and continue its current operations. If the Company’s stock price declines, it can offer no assurance that the Company will be able to raise additional capital or generate funds from operations sufficient to meet its obligations. If the Company is unable to raise sufficient capital in the future, the Company may not be able to have the resources to continue its normal operations.

Because the Company can issue additional shares of common stock, purchasers of its common stock may incur immediate dilution and may experience further dilution.

The Company is authorized to issue an unlimited number of shares of common stock, of which 57,749,783 shares were issued and outstanding as of June 28, 2012 and an unlimited number of shares of preferred stock, of which none were issued and outstanding as of June 28, 2012. The Company’s board of directors has the authority to cause the Company to issue additional shares of common stock without consent of any of the Company’s stockholders. Consequently, the stockholders may experience more dilution in their ownership of the Company’s stock in the future. At its annual and special shareholders’ meeting held on August 5, 2011, the Company’s shareholders approved the alternation of the Company’s Notice of Articles and Article to amend and increase the authorized share structure of the Company to authorize an unlimited number of a new class of preferred shares without par value, issuable in series, with special rights and restrictions applicable to the preferred shares which permit the directors to affix specific rights and restrictions to each series if, as and when issued.

The Company’s stock is a penny stock. Trading of its stock may be restricted by the Securities and Exchange Commission’s penny stock regulations which may limit a stockholder’s ability to buy and sell its stock.

The Company’s common stock is expected to trade at a price substantially below $5.00 per share, which will make it a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.

The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities. The Company believes that the penny stock rules discourage investor interest in and limit the marketability of its common stock.

FINRA sales practice requirements may also limit a stockholder’s ability to buy and sell the Company’s stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy the Company’s common stock, which may limit your ability to buy and sell the Company’s stock.

An investor’s ability to trade the Company’s common stock may be limited by trading volume.

A consistently active trading market for the Company’s common stock may not occur on the OTC Bulletin Board. A limited trading volume may prevent the Company’s shareholders from selling shares at such times or in such amounts as they may otherwise desire. Further, while the Company’s common shares are traded on the Exchange, its common shares have historically been sporadically or thinly traded on the Exchange.

The Company has not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

Recent federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges and NASDAQ are those that address board of directors independence, audit committee oversight and the adoption of a code of ethics. While the Company’s board of directors has formed an audit committee of which the majority are independent directors, and has adopted a set of corporate governance guidelines, the Company has not adopted a Code of Ethics and Business Conduct, and other relevant corporate governance measures and, since its securities are not listed on a national securities exchange or NASDAQ, the Company is not required to do so. It is possible that if the Company were to adopt some or all of these corporate governance measures, shareholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to its senior officers and recommendations for director nominees may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind its current lack of corporate governance measures in formulating their investment decisions.

Because it is unlikely that the Company will pay dividends in the foreseeable future, stockholders will only benefit from owning common shares if the value of the common shares appreciates.

The Company has never paid dividends on its common stock and it does not intend to do so in the foreseeable future. The Company intends to retain any future earnings to finance its growth. Accordingly, any potential investor who anticipates the need for current dividends from his or her investment should not purchase the Company’s common stock.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at http://www.sedar.com.

BOARD APPROVAL

The board of directors of the Company has approved this MD&A.